December 28, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX 1-604-681-3490

Mr. David Jeffs
President
Communicate.com Inc.
#600 – 1100 Melville Street
Vancouver, B.C. V6E 4A6

RE: Communicate.com Inc.
Form 10-K for the year ended December 31, 2005
File no. 000-29929

Dear Mr. Jeffs:

      We issued comments to you on the above captioned filing on September 29, 2006**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 18, 2006 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by January 18, 2006**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact Kelly McCusker at 202-551-3433 if you have any questions.

      Sincerely,

      Steven Jacobs
      Branch Chief